Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2019 second-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2019 second-quarter results

Three largest producing mines – Paracatu, Kupol and Tasiast – achieve lowest costs in portfolio

Company on track to meet production and cost of sales guidance

First gold produced at both Round Mountain Phase W and Bald Mountain Vantage Complex projects

Toronto, Ontario – July 31, 2019 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second-quarter ended June 30, 2019.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 19 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2019 second-quarter highlights:

	Q2 2019 results	First half 2019 results	2019 guidance (+/- 5%)
Gold equivalent production[1] (ounces)	648,251	1,254,282	2.5 million
Production cost of sales[2] ($ per Au eq. oz.)	$663	$672	$730
All-in sustaining cost[2] ($ per Au eq. oz.)	$925	$925	$995
Capital expenditures	$276.7 million	$541.5 million	$1,050 million

•	On track to meet 2019 annual guidance for production, cost of sales per ounce, all-in sustaining cost per ounce and capital expenditures.
•	Operating cash flow of $333.0 million and adjusted operating cash flow[2] of $287.7 million for Q2 2019.
•	Reported net earnings[3] of $71.5 million, or $0.06 per share, and adjusted net earnings[2,3] of $79.6 million, or $0.06 per share for Q2 2019.
•	Cash and cash equivalents of $475.4 million and total liquidity of approximately $1.9 billion at June 30, 2019, with no debt maturities until 2021.

Operations and development projects highlights:

•	Three largest producing mines – Paracatu, Kupol-Dvoinoye and Tasiast – representing 63% of total company production, achieve lowest costs in portfolio for Q2 2019 and the first half of the year.
•	Round Mountain Phase W and Bald Mountain Vantage Complex projects achieve major milestone and produce first gold.
•	Paracatu continues to deliver record performance, surpassing its peak quarterly production in first quarter of 2019 and maintaining its lowest costs since 2010.
•	Sustained strong performance at Tasiast as mill throughput continues to outperform. The Company expects to announce results of the evaluation of low-capital alternative approaches to increase throughput in mid-September.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 18 of this news release.

3 Net earnings figures in this release represent “net earnings from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2019 second-quarter results:

“In the second quarter we delivered excellent operating and financial results, as our portfolio of mines increased production and lowered costs compared with the previous quarter and year. We generated robust cash flow, improved our margins, and maintained our strong liquidity position. We remain on track to meet our annual production and cost outlook for 2019 following a strong first half of the year.

“The performance of our largest producing assets bolstered our results as Paracatu, Kupol and Tasiast, which represent more than 60% of our production, delivered the lowest costs in our portfolio during the quarter and in the first half of the year. Paracatu continues to outperform, surpassing its first quarter production record and maintaining its lowest costs since 2010.

“Our Nevada development projects – Round Mountain Phase W and Bald Mountain Vantage Complex – achieved a major milestone as both produced their first gold bars. At Tasiast, our evaluation of alternative approaches to increase throughput at a significantly lower capital cost is making good progress, and we expect to announce results in mid-September.”

Financial results

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2019	2018	2019	2018
Operating Highlights
Total gold equivalent ounces(1)
Produced(3)	653,586	607,906	1,264,849	1,267,861
Sold(3)	641,149	593,296	1,244,206	1,267,957

Attributable gold equivalent ounces(1)
Produced(3)	648,251	602,049	1,254,282	1,255,986
Sold(3)	636,035	587,556	1,233,684	1,255,773

Financial Highlights
Metal sales	$837.8	$775.0	$1,624.0	$1,672.2
Production cost of sales	$426.1	$454.9	$837.8	$899.5
Depreciation, depletion and amortization	$179.9	$190.3	$344.0	$383.4
Operating earnings	$144.3	$46.3	$259.7	$224.2
Net earnings attributable to common shareholders	$71.5	$2.4	$136.2	$108.5
Basic earnings per share attributable to common shareholders	$0.06	$0.00	$0.11	$0.09
Diluted earnings per share attributable to common shareholders	$0.06	$0.00	$0.11	$0.09
Adjusted net earnings attributable to common shareholders(2)	$79.6	$37.8	$162.9	$163.0
Adjusted net earnings per share(2)	$0.06	$0.03	$0.13	$0.13
Net cash flow provided from operating activities	$333.0	$184.5	$584.6	$478.0
Adjusted operating cash flow(2)	$287.7	$231.5	$518.5	$595.2
Capital expenditures	$276.7	$247.1	$541.5	$494.0
Average realized gold price per ounce(2)	$1,307	$1,306	$1,305	$1,319
Consolidated production cost of sales per equivalent ounce(3) sold(2)	$665	$767	$673	$709
Attributable(1) production cost of sales per equivalent ounce(3) sold(2)	$663	$767	$672	$709
Attributable(1) production cost of sales per ounce sold on a by-product basis(2)	$650	$754	$659	$696
Attributable(1) all-in sustaining cost per ounce sold on a by-product basis(2)	$918	$1,011	$917	$918
Attributable(1) all-in sustaining cost per equivalent ounce(3) sold(2)	$925	$1,018	$925	$926
Attributable(1) all-in cost per ounce sold on a by-product basis(2)	$1,242	$1,343	$1,240	$1,226
Attributable(1) all-in cost per equivalent ounce(3) sold(2)	$1,243	$1,342	$1,242	$1,228

(1)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(2)	The definition and reconciliation of these non-GAAP financial measures is included on pages 13 to 18 of this news release.
(3)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2019 was 87.98:1 (second quarter of 2018 - 79.00:1). The ratio for the first six months of 2019 was 85.78:1 (first six months of 2018 - 79.12:1).

p. 2 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on second-quarter 2019 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 648,251 attributable Au eq. oz. in the second quarter of 2019, compared with 602,049 Au eq. oz. in the second quarter of 2018.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $663 for the second quarter of 2019, compared with $767 for the second quarter of 2018, mainly due to lower costs at Paracatu, Tasiast and Round Mountain. Production cost of sales per Au oz. on a by-product basis2 was $650 in Q2 2019, compared with $754 in Q2 2018, based on Q2 2019 attributable gold sales of 624,098 ounces and attributable silver sales of 1,050,325 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $925 in Q2 2019, compared with $1,018 in Q2 2018. All-in sustaining cost per Au oz. sold on a by-product basis2 was $918 in Q2 2019, compared with $1,011 in Q2 2018.

Revenue: Revenue from metal sales was $837.8 million in the second quarter of 2019, compared with $775.0 million during the same period in 2018, mainly due to an increase in gold equivalent ounces sold.

Average realized gold price4: The average realized gold price in Q2 2019 was $1,307 per ounce, compared with $1,306 per ounce in Q2 2018.

Margins: Kinross’ attributable margin per Au eq. oz. sold5 was $644 for the second quarter of 2019, compared with the Q2 2018 margin of $539 per Au eq. oz. sold.

Operating cash flow: Adjusted operating cash flow2 was $287.7 million for the second quarter of 2019, compared with $231.5 million for Q2 2018, primarily due to the increase in margins.

Net operating cash flow was $333.0 million for the second quarter of 2019, compared with $184.5 million for Q2 2018.

Earnings: Adjusted net earnings2,3 was $79.6 million, or $0.06 per share, for Q2 2019, compared with adjusted net earnings of $37.8 million, or $0.03 per share, for Q2 2018.

Reported net earnings3 was $71.5 million, or $0.06 per share, for Q2 2019, compared with earnings of $2.4 million, or $0.00 per share, in Q2 2018. The increase was primarily a result of the increase in operating earnings, partially offset by an increase in income tax expense.

Capital expenditures: Capital expenditures was $276.7 million for Q2 2019, compared with $247.1 million for the same period last year, mainly due to increased spending at our U.S. development projects offset by lower spending at Tasiast.

Operating results
Mine-by-mine summaries for 2019 second-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

Americas

Paracatu continued its record performance, surpassing the peak quarterly production it achieved last quarter by approximately 40,000 Au oz. and reducing cost of sales per ounce for the fifth consecutive quarter, which is at the lowest level since Q4 2010. Grades improved quarter-over-quarter and year-over-year as higher grade portions of the orebody were mined during Q2 2019, while recoveries and throughput remained strong. Mining is expected to transition to lower grade portions of the pit in the second half of the year. Cost of sales per ounce sold was lower versus last quarter mainly due to higher grades and lower maintenance costs. Favourable foreign exchange movements and lower power, maintenance and reagent costs also contributed to the decrease in costs compared with the previous year.

4 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Round Mountain performed well during the quarter, as production increased versus Q1 2019 mainly due to timing of ounces recovered from the heap leach pads, partially offset by lower mill grades. Production decreased compared with Q2 2018 mainly due to lower mill grades. Cost of sales per ounce sold was lower quarter-over-quarter and year-over-year mainly due to timing of ounces processed through the mill.

At Bald Mountain, production was lower compared with Q1 2019 mainly due to the timing of ounces recovered from the heap leach pads and lower grades. Production was lower compared with Q2 2018 as weather-related challenges impacted mining rates resulting in less ore placed on the heap leach pads. Cost of sales per ounce sold was higher quarter-over-quarter and year-over-year mainly due to a decrease in gold equivalent ounces produced. An increase in maintenance and fuel costs also contributed to higher cost of sales per ounce sold quarter-over-quarter. The Vantage Complex project is expected to ramp up in the second half of the year, although at a lower than planned rate mainly due to weather challenges.

Exploration during the first half of the year at Bald Mountain has returned promising results at Redbird, including high grade intercepts adjacent to the current Redbird resource pit shell. Exploration in the second half of the year plans to test the high-grade mineralization along the northeast trend and the southeast extension.

At Fort Knox, production increased compared with the previous quarter mainly as a result of timing of ounces recovered from the heap leach pads, partially offset by lower mill grades and weather-related conditions that affected geotechnical stability in the northwest section of the pit. Production decreased year-over-year primarily due to lower mill throughput and less ore placed on and recovered from the heap leach pads, partially offset by higher mill grades. Cost of sales per ounce sold decreased compared with the previous quarter primarily due to the timing of ounces recovered from the heap leach pads, and decreased year-over-year mainly due to lower operating waste mined and favourable processing costs.

At Maricunga, minor production continued as a result of the rinsing of heap materials placed on the pads prior to the suspension of mining activities. Cost of sales per ounce sold increased quarter-over-quarter and year-over-year mainly due to higher processing costs.

Russia

At Kupol and Dvoinoye, production decreased slightly quarter-over-quarter mainly due to anticipated lower grades at Kupol, which was partially offset by higher mill throughput, and increased year-over-year mainly due to planned mine sequencing and better grades. Cost of sales per ounce sold decreased compared with Q1 2019 mainly due to timing of ore processed. Compared with Q2 2018, cost of sales per ounce sold in Q2 2019 was lower mainly due to higher mill grades.

Production at Dvoinoye Zone 1 commenced during the second quarter as planned. Exploration results during the first half of the year at Zone 37 West in Dvoinoye have been encouraging. At Kupol, drilling focused on depth extensions of the Kupol main zone and hanging wall. Results continue to be positive. At the Big Bend area, drilling continues to intercept significant grade, though widths are narrower than expected. Infill and extension drilling at North Extension also returned grades higher than previously modeled. The Company will continue to test targets with the goal of adding to the site’s estimated mineral resources in the second half of the year.

West Africa

Tasiast performed strongly during the quarter, with mill throughput rates continuing to outperform. Anticipated lower grades during Q2 2019 contributed to a decrease in production compared with the previous quarter’s record high. Grades are expected to improve in the second half of the year. Cost of sales per ounce sold decreased by $40 an ounce compared with the previous quarter as a result of operational efficiencies and lower operating waste mined. Production was higher and cost of sales per ounce lower compared with the previous year reflecting the benefits of the completion and commissioning of the Phase One expansion.

p. 4 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Chirano continued its consistent performance, with production largely in line compared with the previous quarter. Production was lower year-over-year as a result of anticipated lower grades. Cost of sales per ounce sold was higher versus Q1 2019 and Q2 2018 primarily due to higher operating waste mined as the site commenced open pit mining in late Q1 2019.

The Company continued its priority exploration program at Chirano and results during the first half of the year have been promising, including depth extensions at Akwaaba and Paboase. At both areas, drilling has identified extensions of high-grade mineralization up to approximately 100 metres beneath the current reserve base. At Akwaaba, the hanging wall mineralization identified in 2018 is proving to be continuous and high grade with depth. For the second half of the year, drilling will continue at Akwaaba and Paboase, as well as Tano, where a drift from Paboase has been completed, and Mamnao North. Exploration at site will continue to seek near near-term mine life extensions.

Organic development projects and opportunities

Tasiast phased expansion

Kinross continues to take into account Tasiast’s excellent performance since the completion of the Phase One expansion as it evaluates alternative approaches to further increase throughput. The alternatives include preserving and potentially enhancing the value proposition of the original Phase Two 30,000 tpd concept by increasing throughput to above 20,000 tpd at a significantly lower capital cost through de-bottlenecking, continuous improvement and further optimization of the existing processing circuit. The Company expects to complete the evaluation of alternative approaches and announce results in mid-September.

The Company is on schedule to complete the $300 million project financing for Tasiast from the International Finance Corporation (IFC), Export Development Canada (EDC), and two commercial banks later this year. While the financing remains subject to final approval by all lenders, final due diligence activities are advancing well, with work now focused on completing the details of the loan documentation.

Round Mountain Phase W

The Round Mountain Phase W project continues to be on budget and on schedule. The processing circuit was commissioned ahead of schedule and is now in production, with the first gold bar from the completed vertical carbon-in-column (VCIC) plant poured in late May. Mine infrastructure, including the truck shop, warehouse, wash bay and fuel island, is now approximately 95% complete and expected to be fully commissioned in Q3 2019. Stripping activities are making excellent progress and expected to continue until late 2020 as planned, with initial near-surface Phase W ore now encountered.

Bald Mountain Vantage Complex

The Bald Mountain Vantage Complex project also commenced production, and the first gold bar from the project was poured in late June. Weather-related challenges, higher than anticipated labour rates and issues with supply for some of the fabricated components continued to challenge the project budget and ramp up of production. Despite these challenges, commissioning for the project is well-advanced, with the VCIC plant and heap leach pads now substantially complete and in production, and construction of support infrastructure, such as the truck shop, warehouse and wash bay, close to completion.

Fort Knox Gilmore

The Fort Knox Gilmore project is progressing on schedule and on budget, with initial ore now expected later in the year. Construction of the new heap leach pad is underway and proceeding well, with half the impermeable liner now laid. Dewatering for the Gilmore pit expansion is proceeding according to plan and stripping for the initial Gilmore pushback is on target to begin in late Q3 2019.

p. 5 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

La Coipa Restart and Lobo-Marte

The La Coipa Restart project feasibility study is proceeding well and is on schedule to be completed in Q3 2019. At the Lobo-Marte project, the Company is following up the positive scoping study completed last quarter with a pre-feasibility study that is expected to be completed in mid-2020. The studies are evaluating the potential for a return to long-term production in Chile based on the concept of commencing Lobo-Marte production following the end of La Coipa’s mine life. Both studies are evaluating the degree to which resources such as personnel, water, energy and capital equipment can be shared and leveraged for synergies and efficiencies between the two potential projects.

Balance sheet and financial flexibility

As of June 30, 2019, Kinross had cash and cash equivalents of $475.4 million, compared with $349.0 million at December 31, 2018.

The Company also had available credit of $1,397.2 million, for total liquidity of approximately $1.9 billion, and no debt maturities until 2021.

On July 25, 2019, the Company extended the maturity date of its $1.5 billion revolving credit facility by one year to August 2024, restoring a five-year term.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 19 of this news release.

Kinross is on track to meet its production guidance of 2.5 million Au eq. oz. (+/- 5%), its production cost of sales guidance of $730 per Au eq. oz. (+/- 5%) and its all-in sustaining cost guidance of $995 per Au eq. oz. (+/-5%) for 2019.

The Company is on track to meet its 2019 capital expenditure forecast of approximately $1,050 million (+/-5%).

Depreciation, depletion and amortization is now expected to be approximately $300 (+/-5%) per Au eq. oz., compared with the previously disclosed $330 (+/-5%) per Au eq. oz, mainly due to increased production at Paracatu and lower production from Bald Mountain in the first half of the year.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, August 1, 2019 at 8:00 a.m. ET. to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (877) 201-0168; Conference ID: 3163386

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 3163386

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 3163386

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 3163386

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

p. 6 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

This news release should be read in conjunction with Kinross’ 2019 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2019 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2019	2018	2019	2018	2019	2018	2019	2018

Fort Knox	55,440	71,463	55,740	72,340	$50.7	$70.1	$910	$969
Round Mountain	90,833	97,650	87,106	95,432	57.8	72.0	664	754
Bald Mountain	40,564	71,435	31,547	60,730	27.0	27.7	856	456
Kettle River - Buckhorn	-	-	-	-	-	-	-	-
Paracatu	186,167	121,226	186,520	117,043	106.8	100.4	573	858
Maricunga	6,648	19,866	9,474	17,764	8.0	11.7	844	659
Americas Total	379,652	381,640	370,387	363,309	250.3	281.9	676	776

Kupol	127,684	120,418	124,873	124,179	70.2	73.6	562	593
Russia Total	127,684	120,418	124,873	124,179	70.2	73.6	562	593

Tasiast	92,901	47,276	94,748	48,409	58.9	54.8	622	1,132
Chirano (100%)	53,349	58,572	51,141	57,399	46.7	44.6	913	777
West Africa Total	146,250	105,848	145,889	105,808	105.6	99.4	724	939

Operations Total	653,586	607,906	641,149	593,296	426.1	454.9	665	767
Less Chirano non-controlling interest (10%)	(5,335)	(5,857)	(5,114)	(5,740)	(4.7)	(4.5)
Attributable Total	648,251	602,049	636,035	587,556	$421.4	$450.4	$663	$767

Six months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2019	2018	2019	2018	2019	2018	2019	2018

Fort Knox	93,053	151,391	93,677	151,951	$89.5	$112.3	$955	$739
Round Mountain	175,968	194,733	170,720	193,213	113.8	138.6	667	717
Bald Mountain	87,819	164,875	74,777	158,872	56.2	73.8	752	465
Kettle River - Buckhorn	-	-	-	927	-	-	-	-
Paracatu	332,943	249,426	332,917	245,322	201.7	216.3	606	882
Maricunga	17,364	42,032	17,098	40,118	12.8	27.2	749	678
Americas Total	707,147	802,457	689,189	790,403	474.0	568.2	688	719

Kupol	257,772	240,599	255,287	246,803	148.2	138.2	581	560
Russia Total	257,772	240,599	255,287	246,803	148.2	138.2	581	560

Tasiast	194,259	106,054	194,506	108,912	124.9	101.6	642	933
Chirano (100%)	105,671	118,751	105,224	121,839	90.7	91.5	862	751
West Africa Total	299,930	224,805	299,730	230,751	215.6	193.1	719	837

Operations Total	1,264,849	1,267,861	1,244,206	1,267,957	837.8	899.5	673	709
Less Chirano non-controlling interest (10%)	(10,567)	(11,875)	(10,522)	(12,184)	(9.1)	(9.2)
Attributable Total	1,254,282	1,255,986	1,233,684	1,255,773	$828.7	$890.3	$672	$709

p. 8 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	June 30,	December 31,
	2019	2018

Assets
Current assets
Cash and cash equivalents	$475.4	$349.0
Restricted cash	13.5	12.7
Accounts receivable and other assets	129.8	101.4
Current income tax recoverable	44.8	79.0
Inventories	991.3	1,052.0
Unrealized fair value of derivative assets	6.7	3.8
	1,661.5	1,597.9
Non-current assets
Property, plant and equipment	5,769.6	5,519.1
Goodwill	158.8	162.7
Long-term investments	182.4	155.9
Investments in joint ventures	18.4	18.3
Unrealized fair value of derivative assets	3.9	0.8
Other long-term assets	577.1	564.1
Deferred tax assets	35.6	45.0
Total assets	$8,407.3	$8,063.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$441.1	$465.9
Current income tax payable	69.2	21.7
Current portion of provisions	49.9	72.6
Other current liabilities	16.3	52.2
	576.5	612.4
Non-current liabilities
Long-term debt and credit facilities	1,891.2	1,735.0
Provisions	836.0	816.4
Long-term lease liabilities	39.2	-
Unrealized fair value of derivative liabilities	2.3	9.6
Other long-term liabilities	107.0	97.9
Deferred tax liabilities	235.3	265.2
Total liabilities	3,687.5	3,536.5

Equity
Common shareholders' equity
Common share capital	$14,919.9	$14,913.4
Contributed surplus	237.6	239.8
Accumulated deficit	(10,411.8)	(10,548.0)
Accumulated other comprehensive income (loss)	(46.0)	(98.5)
Total common shareholders' equity	4,699.7	4,506.7
Non-controlling interest	20.1	20.6
Total equity	4,719.8	4,527.3
Total liabilities and equity	$8,407.3	$8,063.8

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,252,468,491	1,250,228,821

p. 9 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except share and per share amounts)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Revenue
Metal sales	$837.8	$775.0	$1,624.0	$1,672.2

Cost of sales
Production cost of sales	426.1	454.9	837.8	899.5
Depreciation, depletion and amortization	179.9	190.3	344.0	383.4
Total cost of sales	606.0	645.2	1,181.8	1,282.9
Gross profit	231.8	129.8	442.2	389.3
Other operating expense	29.5	29.4	62.4	54.8
Exploration and business development	28.4	23.8	47.9	44.3
General and administrative	29.6	30.3	72.2	66.0
Operating earnings	144.3	46.3	259.7	224.2
Other income (expense) - net	(2.6)	1.8	0.1	7.7
Equity in earnings (losses) of joint ventures	0.1	(0.1)	0.1	(0.2)
Finance income	1.9	3.2	4.0	6.6
Finance expense	(26.1)	(24.7)	(53.6)	(51.6)
Earnings before tax	117.6	26.5	210.3	186.7
Income tax expense - net	(46.5)	(24.4)	(74.6)	(78.4)
Net earnings	$71.1	$2.1	$135.7	$108.3
Net earnings (loss) attributable to:
Non-controlling interest	$(0.4)	$(0.3)	$(0.5)	$(0.2)
Common shareholders	$71.5	$2.4	$136.2	$108.5

Earnings per share attributable to common shareholders
Basic	$0.06	$0.00	$0.11	$0.09
Diluted	$0.06	$0.00	$0.11	$0.09

Weighted average number of common shares outstanding (millions)
Basic	1,252.3	1,250.2	1,251.5	1,248.7
Diluted	1,261.2	1,259.3	1,260.3	1,258.3

p. 10 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$71.1	$2.1	$135.7	$108.3
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	179.9	190.3	344.0	383.4
Equity in (earnings) losses of joint ventures	(0.1)	0.1	(0.1)	0.2
Share-based compensation expense	3.0	3.5	7.6	7.5
Finance expense	26.1	24.7	53.6	51.6
Deferred tax expense (recovery)	5.8	15.9	(31.4)	27.3
Foreign exchange losses (gains) and other	1.9	(5.1)	9.1	16.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(40.3)	(41.7)	(25.7)	(44.1)
Inventories	12.6	21.2	50.0	(1.8)
Accounts payable and accrued liabilities	56.6	7.2	42.4	(16.0)
Cash flow provided from operating activities	316.6	218.2	585.2	533.3
Income taxes recovered (paid)	16.4	(33.7)	(0.6)	(55.3)
Net cash flow provided from operating activities	333.0	184.5	584.6	478.0
Investing:
Additions to property, plant and equipment	(276.7)	(247.1)	(541.5)	(494.0)
Acquisition of La Coipa Phase 7 mining concessions	-	-	(30.0)	(35.1)
Net additions to long-term investments and other assets	(5.9)	(15.9)	(12.3)	(30.2)
Net proceeds from the sale of property, plant and equipment	1.2	1.0	2.1	4.0
(Increase) decrease in restricted cash	(0.2)	0.6	(0.8)	(0.1)
Interest received and other	1.2	2.4	2.1	5.0
Net cash flow used in investing activities	(280.4)	(259.0)	(580.4)	(550.4)
Financing:
Net proceeds from issuance/drawdown of debt	100.0	-	260.0	-
Repayment of debt	(80.0)	-	(105.0)	-
Payment of lease liabilities	(3.9)	-	(7.2)	-
Interest paid	(1.1)	-	(28.4)	(30.0)
Other	(0.4)	-	(0.2)	0.4
Net cash flow provided from (used in) financing activities	14.6	-	119.2	(29.6)
Effect of exchange rate changes on cash and cash equivalents	1.3	(4.7)	3.0	(5.1)
Increase (decrease) in cash and cash equivalents	68.5	(79.2)	126.4	(107.1)
Cash and cash equivalents, beginning of period	406.9	997.9	349.0	1,025.8
Cash and cash equivalents, end of period	$475.4	$918.7	$475.4	$918.7

p. 11 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q2 2019	100	4,829	1,811	3,440	0.59	0.20	81%	55,440	55,740	$ 50.7	$ 910	$ 35.0	$ 22.6
		Q1 2019	100	5,796	1,556	4,295	0.72	0.22	84%	37,613	37,937	38.8	$ 1,023	28.9	18.0
		Q4 2018	100	5,645	2,856	2,927	0.44	0.19	83%	52,194	51,889	49.1	$ 946	30.5	21.9
		Q3 2018	100	5,306	2,718	3,262	0.42	0.19	81%	51,984	52,197	53.0	$ 1,015	32.6	26.0
		Q2 2018	100	4,620	3,106	4,279	0.44	0.18	80%	71,463	72,340	70.1	$ 969	16.8	38.8
	Round Mountain	Q2 2019	100	4,074	909	3,910	1.17	0.33	86%	90,833	87,106	$ 57.8	$ 664	$ 58.9	$ 10.2
		Q1 2019	100	3,904	845	3,557	1.31	0.38	86%	85,135	83,614	56.0	$ 670	64.2	7.9
		Q4 2018	100	4,386	987	4,172	1.38	0.43	83%	96,715	91,769	70.0	$ 763	68.0	9.6
		Q3 2018	100	5,023	980	4,410	1.43	0.42	82%	94,153	96,496	69.0	$ 715	47.1	12.7
		Q2 2018	100	4,721	853	4,361	1.44	0.37	86%	97,650	95,432	72.0	$ 754	43.6	13.9
	Bald Mountain (8)	Q2 2019	100	3,725	-	4,138	-	0.36	nm	40,564	31,547	$ 27.0	$ 856	$ 57.5	$ 12.2
		Q1 2019	100	2,659	-	2,836	-	0.48	nm	47,255	43,230	29.2	$ 675	64.6	16.2
		Q4 2018	100	4,929	-	5,406	-	0.47	nm	47,211	68,288	46.9	$ 687	40.4	22.4
		Q3 2018	100	7,106	-	5,806	-	0.38	nm	72,560	90,931	53.4	$ 587	44.2	29.3
		Q2 2018	100	7,109	-	7,109	-	0.48	nm	71,435	60,730	27.7	$ 456	44.9	20.8
	Paracatu	Q2 2019	100	12,307	14,439	-	0.48	-	80%	186,167	186,520	$ 106.8	$ 573	$ 34.6	$ 45.2
		Q1 2019	100	12,393	14,283	-	0.38	-	80%	146,776	146,397	94.9	$ 648	16.5	35.9
		Q4 2018	100	11,680	13,479	-	0.44	-	81%	145,634	152,395	116.6	$ 765	33.3	41.7
		Q3 2018	100	12,565	13,547	-	0.38	-	76%	126,515	125,700	97.6	$ 776	25.1	42.2
		Q2 2018	100	11,677	14,074	-	0.37	-	75%	121,226	117,043	100.4	$ 858	23.7	30.8
	Maricunga (8)	Q2 2019	100	-	-	-	-	-	nm	6,648	9,474	$ 8.0	$ 844	$ -	$ 0.5
		Q1 2019	100	-	-	-	-	-	nm	10,716	7,624	4.8	$ 630	-	0.4
		Q4 2018	100	-	-	-	-	-	nm	7,226	19,399	16.1	$ 830	-	0.6
		Q3 2018	100	-	-	-	-	-	nm	10,808	30,442	22.4	$ 736	-	1.1
		Q2 2018	100	-	-	-	-	-	nm	19,866	17,764	11.7	$ 659	-	0.8
Russia	Kupol (3)(4)(6)	Q2 2019	100	431	432	-	9.23	-	94%	127,684	124,873	$ 70.2	$ 562	$ 8.2	$ 30.7
		Q1 2019	100	362	425	-	9.62	-	93%	130,088	130,414	78.0	$ 598	8.2	27.4
		Q4 2018	100	400	425	-	8.77	-	95%	123,478	124,408	68.7	$ 552	19.4	30.1
		Q3 2018	100	412	439	-	8.69	-	95%	125,870	123,624	81.3	$ 658	22.0	32.0
		Q2 2018	100	412	430	-	8.42	-	95%	120,418	124,179	73.6	$ 593	11.2	33.0
West Africa	Tasiast	Q2 2019	100	819	1,281	-	2.19	-	97%	92,901	94,748	$ 58.9	$ 622	$ 75.2	$ 32.2
		Q1 2019	100	1,962	1,269	-	2.37	-	97%	101,358	99,758	66.0	$ 662	75.7	31.0
		Q4 2018	100	3,267	1,301	-	2.19	-	94%	91,548	83,780	69.5	$ 830	71.1	28.5
		Q3 2018	100	2,187	947	924	1.72	0.42	91%	53,363	50,549	66.2	$ 1,310	98.1	29.1
		Q2 2018	100	966	750	755	1.88	0.29	91%	47,276	48,409	54.8	$ 1,132	101.4	18.9
	Chirano - 100%	Q2 2019	90	619	904	-	1.95	-	92%	53,349	51,141	$ 46.7	$ 913	$ 2.7	$ 23.8
		Q1 2019	90	499	908	-	1.97	-	92%	52,322	54,083	44.0	$ 814	3.3	25.4
		Q4 2018	90	527	840	-	2.08	-	92%	51,273	49,173	39.5	$ 803	5.7	28.3
		Q3 2018	90	505	908	-	2.10	-	92%	56,675	53,915	41.7	$ 773	6.9	30.8
		Q2 2018	90	458	873	-	2.23	-	92%	58,572	57,399	44.6	$ 777	5.0	31.4
	Chirano - 90%	Q2 2019	90	619	904	-	1.95	-	92%	48,014	46,027	$ 42.0	$ 913	$ 2.4	$ 21.4
		Q1 2019	90	499	908	-	1.97	-	92%	47,090	48,675	39.6	$ 814	3.0	22.9
		Q4 2018	90	527	840	-	2.08	-	92%	46,146	44,255	35.5	$ 802	5.1	25.5
		Q3 2018	90	505	908	-	2.10	-	92%	51,007	48,524	37.6	$ 775	6.2	27.7
		Q2 2018	90	458	873	-	2.23	-	92%	52,715	51,659	40.1	$ 776	4.5	28.3

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q2 2019: 75.29 g/t, 84.9%; Q1 2019: 69.61 g/t, 82.1%; Q4 2018: 73.35 g/t, 83.5%; Q3 2018: 72.38 g/t, 85.5%; Q2 2018: 68.65 g/t, 84%
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2019: 87.98:1; Q1 2019: 83.74:1; Q4 2018: 84.42:1; Q3 2018: 80.80:1; Q2 2018: 79.00:1.
(6)	Dvoinoye ore processed and grade were as follows: Q2 2019: 113,872, 9.24 g/t; Q1 2019: 135,529, 7.46 g/t; Q4 2018: 104,495, 9.82 g/t; Q3 2018: 106,918, 10.03 g/t; Q2 2018: 121,739, 9.22 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the interim condensed consolidated statements of cash flows.
(8)	"nm" means not meaningful.

p. 12 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(in millions, except per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Net earnings attributable to common shareholders - as reported	$71.5	$2.4	$136.2	$108.5
Adjusting items:
Foreign exchange losses (gains)	4.1	(3.4)	2.0	(3.9)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(5.6)	28.1	(6.8)	28.3
Taxes in respect of prior periods	5.7	(0.1)	11.4	20.0
Reclamation and remediation expense	-	4.5	-	4.5
Tasiast Phase One commissioning costs	-	6.4	-	6.4
Fort Knox pit wall slide related costs	4.9	-	11.4	-
Restructuring costs	-	-	9.2	-
Other	0.3	1.5	2.2	1.0
Tax effect of the above adjustments	(1.3)	(1.6)	(2.7)	(1.8)
	8.1	35.4	26.7	54.5
Adjusted net earnings attributable to common shareholders	$79.6	$37.8	$162.9	$163.0
Weighted average number of common shares outstanding - Basic	1,252.3	1,250.2	1,251.5	1,248.7
Adjusted net earnings per share	$0.06	$0.03	$0.13	$0.13

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Net cash flow provided from operating activities - as reported	$333.0	$184.5	$584.6	$478.0

Adjusting items:
Working capital changes:
Accounts receivable and other assets	40.3	41.7	25.7	44.1
Inventories	(12.6)	(21.2)	(50.0)	1.8
Accounts payable and other liabilities, including income taxes paid	(73.0)	26.5	(41.8)	71.3
	(45.3)	47.0	(66.1)	117.2
Adjusted operating cash flow	$287.7	$231.5	$518.5	$595.2

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent	Three months ended		Six months ended
ounce)	June 30,		June 30,
	2019	2018	2019	2018

Production cost of sales - as reported	$426.1	$454.9	$837.8	$899.5
Less: portion attributable to Chirano non-controlling interest(1)	(4.7)	(4.5)	(9.1)	(9.2)
Attributable(2) production cost of sales	$421.4	$450.4	$828.7	$890.3

Gold equivalent ounces sold	641,149	593,296	1,244,206	1,267,957
Less: portion attributable to Chirano non-controlling interest(9)	(5,114)	(5,740)	(10,522)	(12,184)
Attributable(2) gold equivalent ounces sold	636,035	587,556	1,233,684	1,255,773
Consolidated production cost of sales per equivalent ounce sold	$665	$767	$673	$709
Attributable(2) production cost of sales per equivalent ounce sold	$663	$767	$672	$709

p. 14 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Production cost of sales - as reported	$426.1	$454.9	$837.8	$899.5
Less: portion attributable to Chirano non-controlling interest(1)	(4.7)	(4.5)	(9.1)	(9.2)
Less: attributable(2) silver revenue(3)	(15.5)	(17.2)	(32.6)	(35.5)
Attributable(2) production cost of sales net of silver by-product revenue	$405.9	$433.2	$796.1	$854.8

Gold ounces sold	629,206	580,173	1,219,031	1,241,057
Less: portion attributable to Chirano non-controlling interest(9)	(5,108)	(5,729)	(10,506)	(12,162)
Attributable(2) gold ounces sold	624,098	574,444	1,208,525	1,228,895
Attributable(2) production cost of sales per ounce sold on a by-product basis	$650	$754	$659	$696

p. 15 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16 “Leases”, should be treated. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Production cost of sales - as reported	$426.1	$454.9	$837.8	$899.5
Less: portion attributable to Chirano non-controlling interest(1)	(4.7)	(4.5)	(9.1)	(9.2)
Less: attributable(2) silver revenue(3)	(15.5)	(17.2)	(32.6)	(35.5)
Attributable(2) production cost of sales net of silver by-product revenue	$405.9	$433.2	$796.1	$854.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	29.6	30.3	63.0	66.0
Other operating expense - sustaining(5)	6.0	9.6	11.5	16.4
Reclamation and remediation - sustaining(6)	11.9	13.6	23.3	28.8
Exploration and business development - sustaining(7)	18.2	13.6	32.1	25.9
Additions to property, plant and equipment - sustaining(8)	97.8	80.6	176.2	135.7
Lease payments - sustaining(9)	3.5	-	6.4	-
All-in Sustaining Cost on a by-product basis - attributable(2)	$572.9	$580.9	$1,108.6	$1,127.6
Other operating expense - non-sustaining(5)	12.0	13.5	28.2	21.6
Reclamation and remediation - non-sustaining(6)	1.8	1.4	3.5	2.7
Exploration - non-sustaining(7)	10.0	10.1	15.5	18.2
Additions to property, plant and equipment - non-sustaining(8)	177.8	165.3	342.5	336.8
Lease payments - non-sustaining(9)	0.4	-	0.8	-
All-in Cost on a by-product basis - attributable(2)	$774.9	$771.2	$1,499.1	$1,506.9
Gold ounces sold	629,206	580,173	1,219,031	1,241,057
Less: portion attributable to Chirano non-controlling interest(9)	(5,108)	(5,729)	(10,506)	(12,162)
Attributable(2) gold ounces sold	624,098	574,444	1,208,525	1,228,895
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$918	$1,011	$917	$918
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,242	$1,343	$1,240	$1,226

p. 16 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Production cost of sales - as reported	$426.1	$454.9	$837.8	$899.5
Less: portion attributable to Chirano non-controlling interest(1)	(4.7)	(4.5)	(9.1)	(9.2)
Attributable(2) production cost of sales	$421.4	$450.4	$828.7	$890.3
Adjusting items on an attributable(2) basis:
General and administrative(4)	29.6	30.3	63.0	66.0
Other operating expense - sustaining(5)	6.0	9.6	11.5	16.4
Reclamation and remediation - sustaining(6)	11.9	13.6	23.3	28.8
Exploration and business development - sustaining(7)	18.2	13.6	32.1	25.9
Additions to property, plant and equipment - sustaining(8)	97.8	80.6	176.2	135.7
Lease payments - sustaining(9)	3.5	-	6.4	-
All-in Sustaining Cost - attributable(2)	$588.4	$598.1	$1,141.2	$1,163.1
Other operating expense - non-sustaining(5)	12.0	13.5	28.2	21.6
Reclamation and remediation - non-sustaining(6)	1.8	1.4	3.5	2.7
Exploration - non-sustaining(7)	10.0	10.1	15.5	18.2
Additions to property, plant and equipment - non-sustaining(8)	177.8	165.3	342.5	336.8
Lease payments - non-sustaining(9)	0.4	-	0.8	-
All-in Cost - attributable(2)	$790.4	$788.4	$1,531.7	$1,542.4
Gold equivalent ounces sold	641,149	593,296	1,244,206	1,267,957
Less: portion attributable to Chirano non-controlling interest(9)	(5,114)	(5,740)	(10,522)	(12,184)
Attributable(2) gold equivalent ounces sold	636,035	587,556	1,233,684	1,255,773
Attributable(2) all-in sustaining cost per equivalent ounce sold	$925	$1,018	$925	$926
Attributable(2) all-in cost per equivalent ounce sold	$1,243	$1,342	$1,242	$1,228

(1)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2)	“Attributable” includes Kinross' share of Chirano (90%) production.
(3)	“Attributable silver revenue” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4)	“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2019, primarily related to projects at Tasiast, Round Mountain, and Bald Mountain and Fort Knox. Non-sustaining capital expenditures during the three and six months ended June 30, 2018, primarily relate to projects at Tasiast, Round Mountain, and Bald Mountain.

p. 17 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(9)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(10)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(11)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 18 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2019 second-quarter highlights”, “Operations and organic development project highlights”, “CEO Commentary”, “Russia”, “West Africa”, “Organic development projects and opportunities” and “Outlook” as well as statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “believe”, “budget”, “continue”, “develop”, “encouraging”, “enhancement”, “estimates”, “expects”, “explore”, “forecast”, “focus”, “future”, “goal”, “guidance”, “intend”, “measures”, “on budget”, “on schedule”, “on target”, “on track”, “opportunity”, “optimize”, “outlook”, “phased”, “plan”, “potential”, “progress”, “project”, “promising”, “schedule”, “seek”, “study”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2018 and the quarter ended June 30, 2019, and the Annual Information Form dated March 29, 2019 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One expansion, Phase Two expansion or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; implementation of fire permitting upgrades required at Paracatu; and the renewal of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, the potential passing of Environmental Protection Agency regulations in the U.S. relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that the Tasiast project financing will proceed in a manner consistent with our current expectations; and (17) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the quarter ended June 30, 2019 and the Annual Information Form dated March 29, 2019. Please also refer to the cautionary statement on forward looking information from the July 31, 2019 press release related to the Company’s acquisition of the Chulbatkan project. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 19 Kinross reports 2019 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $18 impact on production cost of sales per ounce6.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $19 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $37 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (which does not include the Chulbatkan project) contained in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 20 Kinross reports 2019 second-quarter results	www.kinross.com